ONE WORLD HOLDINGS, INC.
418 Bridge Crest Boulevard
Houston, Texas  77082

September 27, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Craig E. Slivka, Special Counsel

Re:         One World Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 13, 2012
File No. 333-177992

Dear Mr. Slivka,

In response to your comment letter dated February 27, 2012, One World Holdings, Inc. (the “Company” “One World,” “we,” and “us”) has the following responses:

General

1.	We note your response to comment one in our letter dated December 7, 2011.
Since at the time of the share exchange transaction you were a shell company and 6,986,665 shares of common stock covered by the resale registration statement were issued in the exchange transaction, the selling shareholders of such shares must be identified as “underwriters” in the prospectus and any sales by these selling shareholders must be done at a fixed price for the duration of the offering.  With respect to the shares of common stock underlying the convertible debentures, please revise your prospectus disclosures where required to state that they will be sold at a fixed price until a market for your securities develops. For additional guidance, please refer to Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations found in the Commission’s website.

The Company has revised the registration statement to remove common stock holders who received shares in the share exchange as selling shareholders in the registration statement.  As such, the Company believes that the Commission’s comment is no longer relevant.

2.
Please update your financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X.  Please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly.

The Company has updated its financial statements and the Prospectus in general in accordance with Rule 8-08 of Regulation S-X.

Calculation of Registration Fee

3.	The filing fee appears to be based upon a bona fide estimate of the maximum offering price covered by Rule 457(a) under the Securities Act. Please revise footnote (1) accordingly.

The Company has revised its disclosures as you have requested.

Prospectus Cover Page

4.
With respect to the shares offered for resale by the selling shareholders, please revise the first paragraph to identify the number of shares of common stock which are currently outstanding and the number of shares of common stock issuable upon conversion of the convertible debentures.

The Company has revised its disclosures as you have requested.

5.
We note your response to comment five in our letter dated December 7, 2011. Please note that when securities are offered for cash, disclosure must indicate the net proceeds to the selling shareholders based on the bona fide estimate of the maximum offering price. Please revise your disclosure accordingly.

The Company has revised its disclosures to include the information requested.

Prospectus Summary, page 5

6.
We note your response to comment nine in our letter dated December 7, 2011. Briefly describe here and in the Selling Stockholders section the material terms of the 14% debenture issued to Michael and Jacquelyn Emmers in August 2011.

The Company has updated its disclosures under Prospectus Summary and Selling Stockholders to provide a brief description of the debentures relating to shares registered in the Registration Statement.

Description of Business, page 13

Corporate History and Background, page 13

Our Market Opportunity, page 15

7.	We note that your revised disclosure includes hyperlinks to third party websites.
Please be advised that when you embed a hyperlink to a website within a document filed pursuant to the federal securities laws, you are deemed to be adopting the hyperlinked information. Please consider removing all references to external websites. For further guidance regarding the use of hyperlinks in your prospectus, please see our Use of Electronic Media, Interpretive Release No. 33–7856, dated April 28, 2000.

The Company has removed hyperlinks to third party websites.

Target Market, page 17

8.	Please tell us whether you are currently engaged in discussions, plans, and/or negotiations related to the private offering to accredited investors discussed at the end of your disclosure.

The Company has updated its disclosures to clarify that it currently has no commitments or letters of intent with any third party, and is not currently under negotiations with any third party related to a private offering to accredited investors.

Marketing Strategies, page 18

9.
In the third bullet point of your disclosure you state that “there is a huge, disaggregated market of toy consumers looking to buy multi-cultural dolls…” Please qualify this disclosure as your management’s beliefs or otherwise disclose the basis for your statement.

The Company has clarified that the reference to the size of the market of toy consumers looking to buy multi-cultural dolls is based on its “management’s belief”.

Production and Manufacturing, page 20

10.
You have revised the first paragraph of your disclosure to state that you “began pre-sales of [y]our two collector dolls in the spring of 2011…” Given your lack of revenue and absence of any accounts receivable, with a view towards disclosure, please explain to us the nature of such pre-sale activity and its results.

The Company has updated its disclosures to more clearly describe the nature of the pre-sale activity and the results as requested.

11.
We note your revised disclosure in response to comment 22 in our letter dated December 7, 2011. Disclosure of Early Light’s engineering estimates of your molds’ yield capacity and its warranting of your molds for a minimum 400,000 units appears to constitute expertised disclosure. To the extent that such disclosure is attributed to Early Light, please tell us what consideration you have given to naming Early Light as an expert and filing its consent as an exhibit under Rule 436 of Regulation C.

The Company has revised its disclosures in the amended filing to clarify that the Company determined the approximate number of units that can be produced with the molds by considering among other things, Early Light’s engineering estimates.  As the revised statements in the filing are not attributed to Early Light directly and are not taken directly from their engineering estimates, the Company does not believe that the disclosure constitutes expertised disclosure and that it is not necessary to file a consent of Early Light in connection with Rule 436 of Regulation C consistent with Compliance and Disclosure Interpretation Question 233.02.

12.	Please expand your disclosure by providing an objective measure for your statement that Early Light has a “proven record in meeting its contracted obligations.”

The Company has revised and clarified its disclosures to state that management’s belief that Early Light has the knowledge and capability to manufacture the Company’s products comes from the results of a meeting and facility tour undertaken by the Company’s Chief Executive Officer with Early Light in June 2011.

Security Ownership of Certain Beneficial Owners and Management, page 26

13.
We note your response and revised disclosure in response to comment 28 in our letter dated December 7, 2011. We note that your analysis does not explain how the facts and circumstances considered fit within the requirements of Rule 13d-3 in arriving at your determination that Mr. Daniel does not have beneficial ownership of the shares held by his wife. The disclosure in footnote (2) stating that “it is not deemed [Mr. Daniel] does not have beneficial ownership” of his wife’s shares is ambiguous. Please advise or revise your disclosure to reflect compliance with the rule’s reporting requirement.

Upon further review of relevant rules and the facts involved, the Company has determined that Mr. Daniel’s wife’s ownership should be aggregated with his own and has updated the disclosures in the amended filing accordingly.

Management’s Discussion and Analysis, page 28

Liquidity and Capital Resources, page 32

14.
We have read your revision on page 33 in response to comment 33 in our letter dated December 7, 2011. We note your statement that you currently depend primarily on in-kind arrangements and out-of-pocket cash for your month-to-month capital needs and that after a market for your common stock develops, you plan to raise funds through a private offering of your common stock to accredited investors. Please address the following in your revised filing:

•
Describe the nature of “in-kind” arrangements and quantify how much you have sourced from these arrangements to date.  We note this item does not appear to be included in the table on the top of page 33.

The Company has described the in-kind arrangements (consulting services and officer and director services) as you have requested in the updated filing.

•
We assume your “out-of-pocket cash” is your cash and cash equivalents balance. If so, please describe the extent to which you would rely on such cash, given the balance at the latest balance sheet presented.  If not, please explain.

The Company has revised and clarified its prior disclosures to reference proceeds from the sale of convertible debentures instead of “out-of-pocket cash”, which the Company believes better reflects its source of month-to-month capital needs.

•
Discuss when you believe a market for your common stock will develop, discuss uncertainties, and describe the extent to which you would rely on funds raised through private offerings given your current sources of cash.

The Company has disclosed when it believes a market will develop, the uncertainties associated with a market developing and its need for additional funding in the amended filing.

•	Include within this section a statement consistent with that on page 17 that you currently do not have the financing to implement your strategies.

The Company has updated the Prospectus with the information requested.

15.
You state twice on page 35 that “We do yet have a committed source of funding” to finance an additional $50,000 for molds and tooling, as well as for the second or third phases described herein. Please revise your filing to state, if true, that you do not yet have such committed sources of funding.

The Company has updated and clarified the prior disclosures to clarify that it “[does] not yet have a committed source of funding.”

September 30, 2011 Financial Statements

(2) Summary of Significant Accounting Policies, page F-7

16.	Please include within the footnote on page F-8 the additional disclosure you have made related to the nature of your molds as found on page 20.

The Summary of Significant Accounting Policies included in the Company’s December 31, 2011 and June 30, 2012 financial statements includes the following disclosures:

“Mold capacity is based on expected demand considering both annualized and peak monthly demands.  A conservative estimate of actual mold yield and expected mold life is based on experienced estimates generated by One World Doll Project’s retained Engineering Consultant and verified by the supplier, Early Light Industrial Company LTD.”

(5) Notes Payable, page F-11

17.
We note your disclosure that you are currently in default on a $20,000 note and are subject to legal costs of up to $10,600, should the note holder elect to pursue collection. Please revise to disclose whether this amount has been accrued. If it hasn’t, please tell us your consideration of ASC 450-20-25-1 through 25-3 in determining whether it is probable that a liability, i.e., the legal costs, has been incurred at the balance sheet date, and therefore, whether a loss contingency shall be recorded.

The Company is accruing the $10,600 in other liabilities and has updated the footnotes to reference such accrual.

Legal Opinion

18.	Please revise to state the law upon which the opinion is based.

The Company’s newly engaged legal counsel has included a legal opinion referencing the law upon which it is based as requested.

Yours very truly,

/s/ Corinda Joanne Melton
Corinda Joanne Melton
President